NR07-26	October 18, 2007

ITH Further Defines Mineralization at South Estelle

Values up to 238 g/t Gold from 700 metre long Shoeshine vein system

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce results from its preliminary exploration program on the South Estelle Project, Alaska held under option from Hidefield Gold plc.  Fieldwork at South Estelle has identified outcropping high-grade gold mineralization at the Shoeshine, Train and Portage Prospects (Figure 1).  The Shoeshine vein system has a currently defined strike length in excess of 700 metres containing numerous high-grade chip samples, including one characterization sample which returned 238 g/t gold and a 0.3 metre wide channel sample with 126 g/t gold (Table 1).  The Company believes that the Shoeshine and Train vein systems represent attractive high-grade gold vein systems with potential to host significant high-grade gold mineralization similar to those being defined on the Terra project, located 40 kilometres to the west.

Table 1: Highest grade samples from Shoeshine and Train Targets

Sample #	Prospect	Gold (ppm)	Silver (ppm)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
RK803251	Shoeshine	238	389	0.6	2.0	0.0
RK803261	Shoeshine	126	422	1.0	1.8	0.1
RK803252	Shoeshine	63	14	0.3	0.0	0.0
RK210577	Train	57	212	3.6	0.3	0.3

Background

The target at the South Estelle Project is the high-grade quartz-sulphide veins, which are generally hosted in the 65Ma Mount Estelle monzonite batholith.  The property borders the large Kennecott Exploration Whistler project currently being explored for copper-gold deposits by Geoinfomatics.  In 2006, fieldwork at South Estelle by the London-listed Hidefield Gold plc and Mines Trust Company of Anchorage identified a number of mineralized areas and the subsequent 2007 ITH program focussed on understanding the structural controls on vein development and, in addition, expanding these exciting new discoveries.  Results show that, with the exception of the Train Prospect, all the vein systems have very similar orientations, trending north-northwest with steep dips to either the northeast or southwest.  These are the same as the vein orientations found in the Company’s high-grade Terra Project 40 kilometres to the west.  Furthermore, the high-grade veins at Terra are developed in an intrusive of similar age to that at South Estelle.  At Terra, these high-grade gold veins are best developed near the margins of the intrusive and can have exceptional continuity (see NR 07-24 and the Company’s website at www.ithmines.com for details).

Preliminary Exploration Program Results

The Shoeshine and Train Prospects have produced the most interesting results to date (Fig.1, Table 2).  The high-grade gold veins discovered to date at the Shoeshine prospect are narrow, but have a consistent north-northwest trend over an extensive strike length and could be an indication of a large high-grade system at depth.  In at least one example, a fault hosts high-grade gold mineralization.  Experience gained from work on the Company’s Terra project suggests that these fault-hosted veins can develop significant lateral and vertical continuity.  The Company is currently planning the 2008 exploration program for the Shoeshine and Train targets.

Table 2: Summary of rock sample results from the Train and Shoeshine Prospects

Gold Grade Range	Number of samples	Average Gold g/t	Average Silver g/t	Average Copper %	Average Lead %	Average Zinc %
>30 g/t	4	120.9	212.0	1.1	1.0	0.1
10-30g/t	11	16.6	25.3	1.1	0.1	0.1
5-10g/t	9	7.7	3.5	0.6	0.1	0.3
1-5g/t	24	2.4	6.9	0.4	0.1	0.1
<1g/t	68	0.2	0.3	0.1	0.0	0.0

Figure : South Estelle Project claim block showing distribution of samples with greater than 1g/t gold (collected by ITH and Hidefield) as well as the key target areas at Shoeshine, Train and Portage.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation and/or review of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

The work program at South Estelle is designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph, seal and ship all samples to ALS Chemex for assay. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the potential for the discovery of high-grade gold vein systems, the applicability of exploration information from the Terra project to the South Estelle project, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.